File No. 2311-4
August 10, 2007
Via FedEx and Edgar
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Amendment No. 10 to Preliminary Proxy Statement on Schedule 14A
Filed August 1, 2007
File No. 001-32845
Dear Mr. Reynolds:
     On behalf of our client, General Finance Corporation (“General Finance”), we are responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter, dated August 8, 2007, to Ronald F. Valenta of General Finance regarding the above-referenced preliminary Proxy Statement. As in our previous response letters, we have set forth below each of the Staff’s numbered comments, followed by General Finance’s response. Concurrently with the delivery of this letter, General Finance is filing via EDGAR the definitive Proxy Statement, which reflects the changes made in response to the Staff’s comments. The changes are consistent with our most recent correspondence with the Staff.
     Unless otherwise indicated, all page references in this letter refer to the Proxy Statement. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.
     In addition to the changes made in response to the Staff’s comments, the Proxy Statement sets forth the record date and special meeting date information that had been omitted previously.
     The information provided in response to your letter has been supplied by General Finance, which is solely responsible for it. General Finance has changed or supplemented some of the disclosures in the amended preliminary Proxy Statement in cooperation with the Staff’s comments; however, the changes reflected in the Proxy Statement should not be taken as an admission that the prior disclosures were in any way deficient.

Mr. John Reynolds
August 10, 2007

Information About Royal Wolf, page 87
Compensation Discussion and Analysis, page 97
1.	We reissue comment two from our letter dated July 31, 2007. It is unclear how the survey data was used by Godfrey in determining the CEO compensation. If the compensation was set at targeted percentile of the survey data, please disclose. Otherwise, clarify how this information was utilized in this process.

We have clarified on page 98 of the Proxy Statement that the base salary recommended by Godfrey equaled the midpoint (i.e., 50% percentile) between the low and the high ends of the range of the base salary compensation within the group of companies reviewed by Godfrey, which are now listed on page 98. Supplementally, the recommended base salary was not otherwise related to any targeted percentile of the survey data. We also have disclosed on page 99 that RWA did not measure, or benchmark, any other compensation elements for the Chief Executive Officer or for other named executive officers.
Incentive Cash Bonus Program, page 99
2.	We reissue comment three from our letter dated July 31, 2007. Please disclose in the CD&A the key performance indicators for each named executive officer and how these indicators determined the cash bonus. If you believe such information is confidential, provide your analysis supplementally. For those qualitative factors, such as the roll-out of new business initiatives, provide clear disclosure as to how the performance is determined to have been met or not. We may have further comment.

The Proxy Statement describes generally on page 100 the nature of the key performance indicators utilized in determining the incentive cash bonuses to RWA’s executive officers. We also have added there a description of the fact that the determination of whether non-quantitative key performance indicators have been satisfied is made by RWA’s board of directors, based upon the subjective assessment and evaluation of the directors. We also have disclosed that key performance indicators relative to individual job performance are strictly qualitative and generally are deemed to be satisfied unless an executive officer has been notified of specific performance-related problems during the bonus period. We have disclosed further on pages 100 and 101 the specific key performance indicators for each named executive officer and the percentage of their annual bonus amounts that relate to the achievement of each key performance indicator. We also have reiterated this information in the footnotes to the “Grants of Plan-Based Awards” table on pages 102 and 103.

Mr. John Reynolds
August 10, 2007

3.	We reissue comment four from our letter dated July 31, 2007. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn their cash bonuses. Please discuss the specific performance targets used to determine incentive amounts. If you believe such information is confidential, provide your analysis supplementally. Your current supplemental response that such information is internal data and would result in competitive harm is a legal conclusion. Therefore, please provide the appropriate legal analysis if you continue to believe such information is confidential. To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. We may have further comment.

We have disclosed on page 100 the specific EBITDA target for fiscal 2007. We also have disclosed in the footnotes to the “Grants of Plan —Based Awards” table on pages 102 and 103 the specific performance targets related to EBITDA and all other quantifiable performance measures such as “core CSC revenues” and “new product revenues” in the case of Mr. Allan (footnote 5) and “aggregate CSC revenues” in the case of Mr. Moore (footnote 9).
Grants of Plan-Based Awards Table, page 101
4.	The percentages in Mr. McCann’s 2007 performance targets appears to equal 105%. Please reconcile.

The percentage of Mr. McCann’s bonus related to the completion of RWA’s year-end audit is 5%, not 10% as previously indicated. We have corrected this discrepancy in footnote 7 on page 103.

5.	Please discuss the individual performance determinations made with regard to Messrs. Moore and Baker and any other named executives.

See our response to comments 2 and 3 above. As noted, all determinations regarding the individual performance of the named executive officer and other non-quantifiable key performance indicators are to be made by the RWA board or directors. As also noted, generally speaking, these individual performance indicators will be deemed to be satisfied unless the named executive officers such as

Mr. John Reynolds
August 10, 2007

Messrs. Moore and Baker have been notified of specific performance-related problems during the bonus period. The actual determinations in this regard, however, are expected to be made by RWA’s board of directors in September of this year.
Director Compensation, page 103
6.	Please clarify the monthly payments to the directors and any other periodic payments.

We have clarified on pages 104 and 105 the monthly retainer paid to RWA’s directors.
Directors and Management Following the Acquisition, page 122
Summary Compensation Table, page 127
7.	Please add a total column to the table.

We have added on page 128 a column reflecting the total compensation awards.

8.	Please clarify the dates for James Warren’s compensation and reconcile his 2006 compensation with the 2006 figure under the summary compensation table on page 101.

Mr. McCann’s correct salary and total compensation for 2006 is $191,484. We have made this correction in the “Summary Compensation Table” on page 102 of the Proxy Statement.
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     Please direct any remaining questions and comments regarding the foregoing to me at the telephone or fax number set forth above.

Very truly yours,
/s/ Dale E. Short

cc:	David Walz (SEC)
Terrence O’Brien (SEC)
Ronald F. Alper (SEC)
Pamela Howell (SEC)
Alan B. Spatz, Esq.